
hunni
water
kindness
kindness

HUNNICO

2019 Report

Dear investors,

In many ways our first year has surpassed expectations and helped confirm what we already new about Hunniwater and Kindness. It's been amazing to see our community come together and really embrace Hunniwater. We feel very fortunate to give a little 'kindness' back too.

We continue to work with world class production facilities and have fine tuned our product portfolio. We launched four new Hunniwater Kindness skus and already have national distribution in place. We also have ongoing dialogues with Big box cub stores and other notable retailers.

We need your help!

Let's get the word out! We need help with brand awareness and marketing as we launch our Kindness direct to your doorstep program. Please follow us on our social media platforms and share the Kindness. Positive product reviews also go a long way. You can order direct on our website and also purchase awesome merchandise to share your commitment to Kindness, Community and Health. Outreach to other customers and potential investors also needed.

Sincerely,

Karin Butler
CEO

Our Mission

We aim to transform the beverage landscape by delivering better-for-you options across multiple categories. We will maximize distribution and market an exciting portfolio of products that will retail in more than 30,000 locations.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We completed a successful Wefunder and created an awesome community of support for our Kindness by Hunniwater.
- We launched four skus of Kindness to rave reviews!
- Solidified 3rd party logistics and established direct distribution.

The Bad

- Experienced delays on boarding new products with existing distributors.
- Buyer meetings pushed back or cancelled due to staff turnover at major grocery chains.
- Inflated shipping costs inhibited online sales without going through Amazon.

2019 At a Glance

January 1 to December 31

$38,160	-$140,418	$0
Revenue	Net Loss	Short Term Debt

$282,382	$49,267
Raised in 2019	Cash on Hand As of 12/31/19

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

HunniCo. manufactures, markets and distributes a better-for-you portfolio of beverages that are good for you and good for the bees, too! We have two-fully developed product lines being sold in-store and online. Our mission is to support kindness through business. We are a socially-responsible business, promoting education, social equality, and saving our bee population!

We aim to transform the beverage landscape by delivering better-for-you options across multiple categories. We will maximize distribution and market an exciting portfolio of products that will retail in more than 30,000 locations.

Milestones

HunniCo, Company was incorporated in the State of Washington in March 2018.

Since then, we have:

- launched four new skus of Kindness sparkling Hunniwater

- launched FitKind sparkling fit energy

- established scalable production

- secured third party warehousing and logistic partnerships
- 400K+ units pre-sold in 'proof-of-concept' phase.
- Sold at local retailers, Kroger (QFC), Amazon, and more.
- Secured National Distribution through DPI Specialty Food and Kehe, two of the nation's largest natural foods distributors.
- Access to 37,000 retail points.
- Company operated R&D/Innovation lab with dedicated bottling line. Fast speed-to-market times.
- First to market honey water.

Historical Results of Operations

Our company was organized in March 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $38,160 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was -170.01% in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $132,019, including $65,029 in cash. As of December 31, 2018, the Company had $0 in total assets, including $700 in cash.
- *Net Loss.* The Company has had net losses of $140,418 and net losses of $200 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $120,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

HunniCo, Company cash in hand is $49,266.77, as of December 2019. Over the last three months, revenues have averaged $4,036/month, cost of goods sold has averaged $2,980/month, and operational expenses have averaged $12,537/month, for an average burn rate of $11,481 per month. Our intent is to be profitable in 12 months.

There are no material changes or trends in finances or operations that have occurred since the date that our financials cover.

With increasing sales we will have increased needs for support and COGS. We plan on another Wefunder raise for 2020 after securing sales.

We plan to generate sales within the first 3 months by adding distribution to our new product lines. With favorable terms and efficient production, we will be able to generate sufficient revenue for operations. We may also provide R&D/Consulting services to other beverage and/or CPG companies for additional sources of capital. Other capital may be provided by personal savings.

Net Margin: -368% **Gross Margin: -170%** **Return on Assets: -106%** **Earnings per Share: -$15,602.00**

Revenue per Employee: $19,080 **Cash to Assets: 49%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

ProfitandLoss2019.pdf | Balance_Sheet2019.pdf | StatementofCashFlows2019.pdf

We ❤ Our 276 Investors

Thank You For Believing In Us

Chad Marshall
Doug Price
Meghan McClelland
Mason Revelette
Shawn Hardeman
Matthew W Severson
Kyle Okimoto
Nicole Augustavo Fortune
Laura Brunt MacLeod
Aurelio Puente
Joanna Lin Black
Satnam Penaich
Kim G Gorney
Brad Evans
Muhamad Faizul Ramli
Riley Richardson
Gary Monsaas
Rachel Broderhausen
Plumis Family
Peter Krawitz
Mark & Jenn Yeend
Victor Francis Norris
Susan Parker
Jaren Pilling
Leon Manuel Jr
Christopher Forgy
Ryan Metcalf
Mark Peterman
Craig Cooper
Yusuf Hansia
David Troxell
Jeffrey Hinkle
Max KIEJDAN
Farah Husain
Ryan Smith
Kelsey Foster
Olivia Wright
Tony Parrish
Kelly Coleman
Aaron J Holmlund

Keerat Sharma
Donald A Foor Jr
Taylor Chrisman
Leona Lapp
Alicia Crank
Lyle Notice
Britt And Amos Maltos
Mark Davis
Richard O'Sullivan
Cathy Russell-King
Robert Lynch
Arsenio Jr Blen
Steve Banks
Douglas Drake
Beverly Lasalle
Dina Soy-Olson
Mary Fitzgerald
Kimberly Koenig
Naomi Erickson
James Berkel
Martin Ivanov
Kristin Stone
Jim McMahon
Phil Sandifer
Hiroshi Abe
Tony Jensen
Brian Fitting
Yuliang Liu
John Mark Anderson
James S McDowell
Hilary Rasmussen
Heather Rees
Katie Kahumoku
Michael Teske
Henry K Kaalekahi
Susan Paine
Leonor Salazar
Carolina Leitner
Thea Pallipamu
Robert Resnick

Steph Sharma
Andre Harrell
Vivek Dixit
Matt Huber
Joe Agster
Morgan Z Whirledge
Ashley Ng
Carrie Hulbert
David Burman
Mike Dahl
Joshua Battle
Chanin Kelly-Rae
James Bible
Kevin And Karen Merritt
Gabriel Tiamson
Anna McNew
Nikki Glaros
Dana Corey
Megan M
Kevin Christianson
Sam LoGerfo-Olsen
Victoria T Millikan
Abdullah Almutlaq
Chris Abramowski
Brandi Alsdorf
Jason DeBar
Leah Rader
Khalid Muhammad
Robert Orval Seeber
Rick Huegli
Kathryn Cook
Lawrence Brown
Christopher Hale
Susan Kostick
Clare Krawitz
Linda Hood
Elizabeth Archer
Jamie Milleson
Narayan Pallipamu
Heather Wolfe

Alexander Clarence McInt...
Brina Mata
Stephen Gellatly
Kazsa Bridges
Daniel White
Santos Boch Oscal
Jeff Hudson
Shealan Arnesen
Anne Garay
Laura Johnson
Roger Miller
Anabel Hovig
Margo Jodyne Dills
Megan Watson
Nikki WILLIAMS
Julie Steed
Julie Nuno
Jacqueline Jill Suico
Ben McKinley
Darlene Henderson
Jayne Otterlee
Gerri Rasmussen
Carlos Barbosa
Karolyn Son
Russell Scott
Kelley Collier
Daniel McCarthy
Rafael Escobedo
Tina Haegele
Amy Shaflik
David L HEILMAN
You're Butler
Dustin Wang
Jamal Narcisse
Susan Takemoto
Cassie Plummer
Stephen Lacy
Matthew Moughler
Jason Linhares

Matthew Stroia
Billy Engler
Jorge A Mendoza Barajas
Thamer Fahad AlSaeed
Matt Bersano
Matthew A Stewart
Rocio Castillo Escandon
Heather Damron
Melinda Carmona Ashbau...
Lisa Carl
Donald Ray Jones
Miguel Duncan-Galvez Br...
Arun Anbumani
Charles Hollstein
David Alper
Smith J. SAINT-AIME
Kim Hart
Erin E Zackey
Winston Yeung
Amanda Downs
Ismael Vivanco
Michael Gaglione
Peter Adams
Saetia Rucker
Shannon OMalley
Casandra Kennedy
Sorine Morgan
Gaurav Sharma
Aaron Sloan
Bryan Kennedy
Andrew Garcia
Lenny Emperado Haynes
Patricia Carmichael
Eteka Huckaby
Pancho Lopez
Anastasia Angelou
Paula Johnstun
Clara Leckie
Victor Butler

Shalin Shah
Richard Lamar Scott
Taleb Damaree
Lauren Crowe Mueller
Kameron Alton
Gerardo Nicolas Sebastia...
Cory Unbehend Fortin
Rhienn Davis
Yvette Sanchez
Christine Taylor
Alsia Soiset
Jason Crabbe
Michelle Javan
Angel May
Joseph LeRiger
Diana Fuentes
Jamie Hollingbery
Daniel Williams
Megan Kirley
Jason Jarvis
Daniel Deiters
Walt Coleman
Frank Pearce
Edgar Casado
Aaron Miller
Sharrie Booth
John Webb
Alan Yip
R. Davidson Ryan
Diana Schimkat
Gretchen And John Gruen...
Mona Langford
Celwyn Green
Molly Stoulil
Linda Kwan
Denise Miller
Robert Maonera
Damisha Jones
Ray Butler

Andrew Coppola
Herbert Pagan
John Paul Literal
Calvin Chung
Sesugh Tor Iordaah
Craig Vom Lehn
Shani Simonsen
Dan Rudd
Stelanie Lu Vetta Marshall
Amrit Basi
Matt So
Darren Mckinney
Jeffrey Roh
Robert Pedigo
Salvador Morales
Andrea Paiz
Erica Shelley Nelson
Terra Mangum
Douglas Gaasvig
Lynnette Henley
Debbie Puetz
Cristina Hasigan
Jacqui And Taner Haist
Richard LUMNAH
Ajay Khanna
Cedric Thomas
Lorita Heale
Roger Kendrick
Jaimie Gouge
Rebbecah Emanuel
Peter Hoag
Beth Sanger
James Ng
John Hayden
Desiree C Flemings
Samuel Hanson
Christopher Eggert
Joe Hawkins
Jason Yeager

Thank You!

From the hunniCo Team



Karin Butler
CEO



Eric Butler
Chief Operating Officer
Visionary with 10+ years Manufacturing, Production Management, Logistics and Beverage Consulting.



Brooks Gekler
Advisor
Division President for General Mills with experience with early stage entrepreneurial businesses.



Braedon Butler
Kindness Ambassador
Full heart with a knack for coding and creating. Also good at bringing the fun!



Lucas Fuentes
Graphic Designer
Amazing at graphic design and general humanity!



Robert Ohly
Advisor
One of our biggest supporters - we are thankful for his genius and guidance!

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Bob Ohly	Vice President/CFO @ Caffe Ladro	2018

Officers

OFFICER	TITLE	JOINED
Karin Butler	CEO	2018
Eric Butler	COO	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2019	$120,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common Stock	1,000,000	0	No
Class A Common Stock	9,000,000	9,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We may need to secure a significant amount of capital to finance future production runs. Furthermore, as distribution increases, additional capital may be needed to support marketing efforts. Growth may be impeded by a lack of necessary capital.

We are still in the proof-of-concept phase with a limited sales and operational history. Overall success may depend on several factors which are outside of our control.

To manufacture our products at sufficient volumes, we must rely heavily on a network of contract bottlers and/or co-packers. Production delays may create out-of-stocks which jeopardize sales.

The food and beverage space is very competitive and we must secure and maintain shelf space in large retailers. We may face competition from copycat brands that compete for limited shelf space. Our success will ultimately be determined by consumer preference.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Bee colony collapse could affect honey pricing which is our primary ingredient. Increased honey prices may lead to higher production costs and therefore higher cost of goods.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

HunniCo, Company

- Washington Corporation
- Organized March 2018
- 2 employees

186 Sunset Ave
Edmonds WA 98020

http://hunniwater.com

Business Description

Refer to the hunniCo profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

hunniCo is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/hunnico/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*